Exhibit 2.8

1 August 2016

ASX Market Announcements
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000	By Electronic Lodgement

Dear Sir/Madam

RESUMPTION OF TRADING

Paladin Energy Limited (Paladin or the Company) (ASX:PDN / TSX:PDN) confirms its announcement of 21 July 2016 “Strategic Process Achieves Agreements to Raise Over US$200M” and its announcement of 29 July 2016 “Clarification Regarding Proposed Divestment of 24% of LHM” remain valid and discussions continue with respect to the proposed transactions. Accordingly we regard the circumstances giving rise to the voluntary suspension as resolved and request the immediate reinstatement for trading of Paladin securities.

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366  Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au